EXHIBIT 2

     FIRST AMENDMENT TO THE JUSTIFICATION OF THE MERGER OF SHARES OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. BY TELESP CELULAR PARTICIPAÇÕES S.A. FOR CONVERSION OF TCO INTO A WHOLLY-OWNED SUBSIDIARY

BY

THE MANAGEMENTS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. AND OF
TELESP CELULAR PARTICIPAÇÕES S.A.

TO

THEIR SHAREHOLDERS

DATED NOVEMBER 21, 2003

FIRST AMENDMENT TO THE JUSTIFICATION OF THE MERGER OF SHARES OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. BY TELESP CELULAR PARTICIPAÇÕES S.A. FOR CONVERSION OF TCO INTO A WHOLLY-OWNED SUBSIDIARY

The Board of Directors of Tele Centro Oeste Celular Participações S.A. (“TCO”) and of Telesp Celular Participações S.A. (“TCP” and, together with TCO, “Companies”) hereby jointly present to their respective shareholders this first amendment (“Amendment to the Justification”) to the justification of merger of shares of TCO by TCP for conversion of TCO into a wholly-owned subsidiary (“Justification”), under the terms of article 225 of Law no. 6404/76.

SECTION ONE
AMENDMENT

     1.1 Section Three of the Justification. Section Three of the Justification shall hereinafter read as follows:

“The capital stock of TCP is currently represented by 1,171,784,352,509 registered shares, without face value, being 409,383,864,536 common shares and 762,400,487,973 preferred shares. A total of 335,211,939,758 shares will be issued upon the Merger of Shares, being 14,198,232,698 common shares and 321,013,707,060 preferred shares. Accordingly, the capital stock of TCP shall, after the Merger of Shares and taking into consideration the Conversion described in the Protocol of Merger and which is the subject matter of the notice to the shareholders published on November 20, 2003, be hereinafter represented by 1,506,996,292,267 shares, being 502,334,815,006 common shares and 1,004,661,477,261 preferred shares. It must be noticed that TCP’s shares in TCO shall be held as TCP’s equity and that TCO does not own any share whatsoever in TCP.”

     1.2 Section Four of the Justification. Section Four of the Justification shall hereinafter read as follows:

     "[TEXT DELETED].

TCO book value [TEXT DELETED] is R$3.03 per thousand shares and TCP book value [TEXT DELETED] is R$4.14 per thousand shares. These amounts were calculated according to the respective balance sheets as of September 30, 2003 and are greater than those based on the last approved balance sheets (as of December 31, 2002).

2

It must be pointed out that the book value at market prices, as determined in the report prepared by KPMG Corporate Finance, is less than the book value on the same base date.

     [TEXT DELETED].

Under the terms of Article 264 of the Brazilian Corporate Law, KPMG Corporate Finance has prepared reports necessary for the determination of the exchange ratio based on the book value of TCO and of TCP at market prices as of June 30, 2003 (“Exchange Ratio — Market Prices”). The value of the Exchange Ratio — Market Prices so determined was 1.24, pursuant to the reports prepared by KPMG Corporate Finance in which positive goodwill (ágios), negative goodwill (deságios) and provisions for losses in investments at controlled companies were not excluded. The value of the Exchange Ratio — Market Prices based on reports in which these items were excluded is 3.

     [TEXT DELETED].”

SECTION TWO
RATIFICATION

     2.1 Ratification. The parties hereby ratify the wording and content of all other provisions of the Justification which were not amended hereby.

3

In witness whereof, the parties have caused this Amendment to the Justification to be executed by the legal representatives of TCP and of TCO, in two (2) counterparts with the same contents and for the same effect.

São Paulo, November 21, 2003.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Name:
Title:

Name:
Title:

TELESP CELULAR PARTICIPAÇÕES S.A.

Name:
Title:

Name:
Title:

4